Novel, Needed, INSPIRED

Annual Report 2001

INSPIRE
PHARMACEUTICALS, INC.

CONTENTS

Key Milestones in 2001

◇ In our first full year as a public company, Inspire launched new clinical trials in several programs, creating a broad, diverse pipeline with multiple potential products:

- INS365 Ophthalmic for dry eye: Launched and fully enrolled two Phase III clinical studies in over 1,000 patients at 68 sites across the United States
- INS316 Respiratory for lung cancer diagnosis: Launched a Phase III clinical study in 29 sites across the United States and Canada
- INS37217 Respiratory for cystic fibrosis: Launched a Phase I/II clinical study in adult and pediatric patients
- INS37217 Ophthalmic for retinal disease: Launched a Phase I/II clinical study in patients with retinal detachment
- INS37217 Intranasal for upper respiratory disorders: Filed an Investigational New Drug (IND) application and launched a Phase I clinical study

◇ We entered into a landmark, multi-product development and commercialization partnership with Allergan, Inc. This novel collaboration includes INS365 Ophthalmic and Allergan's Restasis™, both for the treatment of dry eye.

◇ We regained rights to sinusitis/upper respiratory disorders and ex-Japan rights to chronic bronchitis and cystic fibrosis applications of $P2Y_2$ agonists at no cost to Inspire.

◇ We advanced a number of promising P2Y and non-P2Y receptor opportunities forward in our Discovery group.



INSPIRE'S AIM

is to discover and develop breakthrough products to treat diseases characterized by deficiencies in the body's innate defense mechanisms of mucosal hydration and mucociliary clearance, and to further broaden our technology to include non-mucosal targets. We aim to offer new treatment options to patients in need.

Mucosal hydration and mucociliary clearance are the natural processes by which the body protects mucosal surfaces, such as the lungs, eyes and sinuses, against dust, pollutants, bacteria and viruses. The breakdown of these natural processes can lead to serious and poorly treated diseases, including cystic fibrosis, upper respiratory disorders and dry eye.

Our focused, internal discovery efforts have led to an increased understanding of the body's mucosal defense mechanisms in general, and of $P2Y_2$ receptors in particular, which serve a key role in coordinating these defense mechanisms. Our $P2Y_2$ agonist compounds, which activate these receptors, have demonstrated clear pharmacological activity and have proven to be well tolerated by patients across a wide range of ophthalmic and respiratory diseases. In addition, we have begun to apply our expertise in this field to applications of other P2Y receptor subtypes, and have advanced several programs aimed at non-P2Y targets as well.

A Robust Product Pipeline

We are currently focusing our efforts on five of our clinical programs in the respiratory and ophthalmology areas.

PRODUCT CANDIDATE	2002/2003 MILESTONE	ESTIMATED LAUNCH
Dry Eye	Complete Phase III/file NDA	To be determined
Lung Cancer Diagnostic	Complete Phase III/file NDA	2004
Cystic Fibrosis	Initiate and complete Phase II	2006
Upper Respiratory Disorders	Initiate and complete Phase II	2006
Retinal Disease	Complete Phase I/II/determine next steps	To be determined

To Our Shareholders:

Looking ahead to 2002, we are focusing our efforts on the programs offering high-value or near-term opportunity.

2001 was a highly productive year for Inspire. Following a successful IPO in August 2000, we rapidly advanced six programs in various stages of clinical development. In early 2001 we launched our Phase III programs in both dry eye and lung cancer diagnostics. We launched two Phase I/II programs, in cystic fibrosis and retinal detachment, as well as a Phase I program in upper respiratory disorders. In September we announced the completion of enrollment in our Phase III program in dry eye, enrolling approximately 1,100 patients in just eight months.

The year was not without its challenges. In April we suspended enrollment in our Phase II program in chronic bronchitis. In June, Genentech notified us of their decision to return all rights to Inspire's respiratory programs in chronic bronchitis, cystic fibrosis and sinusitis/upper respiratory disorders to us at no cost. At this time, the Phase II program in chronic bronchitis is on hold. However, we continue to aggressively drive our programs in cystic fibrosis and upper respiratory disorders.

New Corporate Partner: Allergan

In addition to our ongoing partnerships with Kissei, Santen and Kirin, we entered into a partnership this year with Allergan, a leader in ophthalmology. This unique collaboration includes Inspire's INS365 Ophthalmic and Allergan's Restasis™, both for the treatment of dry eye. The two novel, potentially complementary treatments have different mechanisms of action and would target different patient needs. Inspire will receive payments on the sales of both INS365 Ophthalmic and Restasis™ worldwide, outside of Asia.

Dry Eye: A Worthy Challenge

In May 2001, we presented data from our Phase II trial for INS365 Ophthalmic for the treatment of dry eye. The results of this study showed statistically significant improvements in multiple objective and subjective endpoints versus placebo. Based on these findings, our Phase III program was launched rapidly. The Phase III program involves two multi-center, placebo controlled studies conducted at 68 U.S. sites. Results from the first of the two studies



We have the right people and the financial resources to drive our high priority programs aggressively, and we are committed to applying the experience and wisdom of the Inspire team to the successful development of programs that offer significant value to both patients and shareholders.

were recently announced, and showed that INS365 Ophthalmic response was comparable to the response seen in Phase II. However, because the placebo response in the study was greater than expected, we were unable to demonstrate a statistically significant improvement over placebo on the primary endpoints for the study.

At present, we are conducting a thorough analysis of the first study, and are awaiting results of the second study, which we expect to be available in 2002. We continue to view this program as having high potential value based on the studies conducted thus far, the safety profile of the compound and the clear and compelling unmet medical need. Our highest priority for 2002 will be to get a clear understanding of the drug effect and reasons for the unexpected placebo response, and to make the right decision as to the next steps in this program.

Discovery: Our Pathfinders

Our Discovery team broke new ground this year in identifying non-$P2Y_2$ targets to pursue in preclinical studies. We have expanded our drug discovery capability by accessing diverse compound libraries and through the strategic use of high-throughput screening, deepening our expertise in understanding the role of P2Y receptors in a wide range of diseases. We secured six new U.S. patent approvals in 2001, and advanced a compound for atrophic vaginitis to the pre-IND stage.

Our research platform is built on our strengths in the areas of molecular pharmacology, synthetic organic chemistry, preclinical proof of concept and intellectual property. Inspire's Discovery group is actively working on new, non-P2Y receptor disease targets, while at the same time maintaining our leadership as the premier $P2Y_2$ receptor discovery company.

The Year Ahead: Focus on High-Value and Near-Term Programs

Looking ahead to 2002, we are focusing our efforts on the programs offering high-value or near-term opportunity. We will announce high-level results on a number of trials that were launched in 2001, including the second Phase III clinical trial in dry eye, and our Phase I/II clinical trials in cystic fibrosis and retinal detachment. Based on results of these programs, we will move our most promising clinical programs forward rapidly. We have the right people and the financial resources to drive our high priority programs aggressively, and we are committed to applying the experience and wisdom of the Inspire team to the successful development of programs that offer significant value to both patients and shareholders. As always, we look forward to keeping our shareholders well informed as we address the challenges and opportunities of the coming year.

Sincerely,

Christy L. Shaffer, Ph.D.
President and Chief Executive Officer

Gregory J. Mossinghoff
Senior Vice President and
Chief Business Officer

March 1, 2002



The Building Blocks of Success

Our product candidates target significant unmet medical needs, have strong underlying science, and have solid safety profiles.

Significant Unmet Medical Needs

The products in our diverse pipeline are novel and truly needed. For patients with dry eye and retinal detachment, there are currently no approved pharmacologically active treatments. Patients with viral upper respiratory tract infections make 67 million visits per year to physicians. Patients with cystic fibrosis have a mean life expectancy of only 32 years.

Strong Underlying Science

We have built each of our programs on an excellent scientific foundation. Preclinical and clinical studies have shown that our $P2Y_2$ receptor agonists are potent and pharmacologically active. In studies with INS365 Ophthalmic for dry eye, we have demonstrated that activation of the $P2Y_2$ receptor stimulates the release of water, salt, mucin and lipids—key components of natural tears. INS37217 Respiratory for cystic fibrosis has been shown to activate an alternative ion channel in the lung to facilitate hydration and mucociliary clearance. And INS37217 Ophthalmic injected intravitreally activates the fluid pump in the back of the eye, introducing a novel approach for the potential treatment of retinal detachment.

Solid Safety Profiles

We have compiled extensive safety databases on our compounds in late-stage clinical development, and studies to date have shown late-stage candidates to be well tolerated by patients. The safety data from our first Phase III trial for dry eye demonstrated a safety profile comparable to placebo. Most of our compounds are delivered topically, thereby minimizing undesirable systemic side effects.







A Clear Plan of Action

We will continue our efforts in dry eye, while focusing significant resources on programs having near-term or high-value opportunity.

Dry Eye

There are 9 million patients in the eight major markets who suffer from moderate to severe dry eye. There are currently no pharmacologically active, prescription treatments approved in the U.S. for this prevalent disease. The speed of enrollment in our Phase III program—about 1,100 patients enrolled in eight months—is a sign of the strong demand for improved treatment. We are fortunate to have a large safety database for this compound, and are delighted that physicians continue to show strong support for the program. We will aggressively drive this important program to a decision on next steps in 2002.

Other High Priority Programs

The coming year will be one of intense focus on the programs in our pipeline that offer high-value or near-term opportunity. Our lung cancer diagnostic program is in Phase III with completion of enrollment expected in about one year. For upper respiratory disorders we expect to launch a Phase II program this year. Our cystic fibrosis product, currently in Phase I/II, could provide an important advancement in the treatment of this fatal disease. Each of these programs offers significant potential opportunity, and they are the primary focus of our efforts in 2002.



Experience and Commitment

Our company is led and staffed by experienced people with a can-do attitude.

Our people have a wealth of experience in discovering and developing drugs, having worked in large companies and small, on challenging programs and in resource-constrained environments. Our management team members have an average of twelve years of pharmaceutical experience and a proven track record of success in discovering and developing novel, innovative product candidates and bringing them to market.

Our organization is team-oriented and focused on achieving results. Our people are enthusiastic and committed, and are proud of the can-do culture that is the hallmark of Inspire.

2001 Financial Report

Selected Financial Data

(In thousands, except per share amounts)

The selected statement of operations data and balance sheet data with respect to the years ended December 31, 2001, 2000, 1999, 1998 and 1997 set forth below are derived from our financial statements which have been audited by PricewaterhouseCoopers LLP, independent accountants. The selected financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our financial statements and the notes thereto. Historical results are not necessarily indicative of our future results.

Year Ended December 31,	2001	2000	1999	1998	1997
Statement of Operations Data:					
Revenue	$ 7,285	$ 5,368	$ 1,104	$ 360	$ —
Operating expenses:					
Research and development (includes $519, $866, $516, $68 and $0, respectively, of stock-based compensation)	28,190	16,353	7,694	5,597	6,569
General and administrative (includes $687, $678, $519, $46 and $0, respectively, of stock-based compensation	5,882	3,694	2,406	1,967	1,494
Total operating expenses	34,072	20,047	10,100	7,564	8,063
Operating loss	(26,787)	(14,679)	(8,996)	(7,204)	(8,063)
Other income (expense), net	3,652	1,089	122	36	116
Loss before provision for income taxes	(23,135)	(13,590)	(8,874)	(7,168)	(7,947)
Provision for income taxes	—	400	60	360	—
Net loss	(23,135)	(13,990)	(8,934)	(7,528)	(7,947)
Preferred stock dividends	—	(594)	(62)	—	—
Net loss available to common stockholders	$(23,135)	$(14,584)	$ (8,996)	$ (7,528)	$ (7,947)
Net loss per common share—basic and diluted	$ (0.90)	$ (1.23)	$ (3.75)	$ (3.65)	$ (4.01)
Weighted average common shares outstanding—basic and diluted	25,702	11,871	2,401	2,061	1,981

December 31,	2001	2000	1999	1998	1997
Balance Sheet Data:					
Cash and cash equivalents	$ 29,959	$ 35,109	$22,728	$ 4,138	$ 5,826
Total assets	60,087	82,993	25,620	5,446	7,229
Convertible preferred stock	—	—	45,895	24,467	22,067
Common stock	26	26	2	2	2
Total stockholders' equity	52,595	74,505	16,034	662	5,544

Management's Discussion and Analysis of Financial Condition and Results of Operations

The discussion below contains forward-looking statements regarding our financial condition and results of operations that are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted within the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. Inspire evaluates its estimates on an ongoing basis. These estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The results of these estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Our future results, performance or achievements could differ materially from those expressed in, or implied by, any such forward-looking statements as a result of certain factors, including, but not limited to, those discussed in this section as well as in the Form 10-K section entitled "Risk Factors" that we filed with the Securities and Exchange Commission on March 26, 2002.

Significant Accounting Policies

Revenue Recognition

We recognize revenue under our collaborative research and development agreements when we have performed services under such agreements or when we or our collaborative partner has met a contractual milestone triggering a payment to us. Non-refundable fees received at the initiation of collaborative agreements for which we have an ongoing research and development commitment are deferred and recognized ratably over the period of ongoing research and clinical development commitment. We are also entitled to receive milestone payments under our collaborative research and development agreements based upon achievement of development milestones by us or our collaborative partners. We recognize milestone payments as revenues ratably over the remaining period of our research and clinical development commitment. The recognition period begins at the date the milestone is achieved and acknowledged by the collaborative partner, which is generally at the date payment is received from the collaborative partner, and ends on the date that we have fulfilled our research and clinical development commitment. This period is based on estimates by management and the progress towards milestones in our collaborative agreements. The estimate is subject to revision as our development efforts progress and we gain knowledge regarding required additional development. Revisions in the commitment period are made in the period that the facts related to the change first become known. This may cause our revenue to fluctuate from period to period.

Taxes

Significant management judgment is required in determining our provision for income taxes, deferred tax assets and liabilities and any valuation allowance recorded against net deferred tax assets. We have recorded a valuation allowance of $30.0 million as of December 31, 2001, due to uncertainties related to our ability to utilize deferred tax assets, primarily consisting of certain net operating losses carried forward, before they expire. The valuation allowance is based on estimates of taxable income in each of the jurisdictions in which we operate and the period over which our deferred tax assets will be recoverable. In the event the actual results differ from these estimates or we adjust these estimates in future periods we may need to establish an additional valuation allowance which could materially impact our financial position and results of operations.

Overview

We were incorporated in October 1993 and commenced operations in March 1995 following our first substantial financing. Since that time, we have been engaged in the discovery and development of novel pharmaceutical products that treat diseases which are characterized by deficiencies in the body's innate defense mechanisms of mucosal hydration and mucociliary clearance as well as other diseases. Our technologies are based in part on exclusive license agreements with The University of North Carolina at Chapel Hill for rights to certain developments from the founders' laboratories.

To date, we have devoted substantially all of our efforts to discovery and clinical development of our product candidates as well as establishing strategic partnerships for the development and potential marketing of our products when approved. Currently, we have six product candidates in clinical development. We have not derived any commercial revenues from product sales and we do not expect to receive sales revenues for at least the next several years.

We have incurred significant operating losses since our inception and, as of December 31, 2001, we had an accumulated deficit of $71.0 million. We have primarily financed our operations through proceeds received from the sale of equity securities including private sales of preferred stock and the sale of common stock in our initial public offering ("IPO"), as well as revenues received under corporate collaborations. We operate in a single business segment and do not have any foreign operations.

In June 2001, we entered into a License, Development and Marketing Agreement with Allergan to develop and commercialize INS365 Ophthalmic and Allergan's Restasis®. Under the agreement, we may receive up to $39.0 million in up-front and milestone payments. We will also receive royalty payments on sales, if any, of INS365 Ophthalmic in the United States and on Allergan's Restasis® worldwide, excluding most

Asian markets. The agreement also provides for potential co-promotion by Inspire of INS365 Ophthalmic and Restasis® and one or more of Allergan's other marketed products in the United States.

In September 2000, we entered into a License Agreement with Kirin for the development and commercialization of INS316 Diagnostic. Under the agreement we granted Kirin an exclusive license to commercialize INS316 Diagnostic in most of Asia. Under the terms of the agreement, we received an up-front payment in cash and may receive milestone payments based on clinical success and approval.

In December 1999, we entered into a collaboration with Genentech to develop treatments for respiratory disorders, pursuant to which we received in excess of $16 million in equity and cash payments prior to the termination of the agreement in November 2001. Upon termination, Genentech returned to us all rights to the use of INS365 Respiratory and our other related $P2Y_2$ agonist at no charge.

In December 1998, we entered into a Development, License and Supply Agreement with Santen for the development of INS365 Ophthalmic for the therapeutic treatment of ocular surface diseases. We are obligated to supply Santen with its requirements of INS365 Ophthalmic in bulk drug substance form for all preclinical studies, clinical trials and commercial requirements at agreed-upon prices. Under the agreement, we received an up-front equity investment of $1.5 million for shares of our stock. In addition, if all milestones are met, we could receive additional payments of up to $4.75 million, as well as royalties on net sales of licensed products. We have not received any milestone payments to date under the agreement.

In September 1998, we entered into a Joint Development, License and Supply Agreement with Kissei for the development of INS365 Respiratory for therapeutic lower respiratory applications in Japan. Pursuant to the agreement with Kissei, we received an up-front payment of $4.5 million, which included the purchase of shares of our stock. In addition, if all milestones under the agreement are met, we would receive additional payments of up to $13.0 million. We will also receive royalties on net sales, if any, of licensed products. To date, we have received $2.1 million in milestone payments.

Results of Operations

Years Ended December 31, 2001, 2000 and 1999

Revenues

Our revenues for the year ended December 31, 2001 were $7.3 million compared to $5.4 million in 2000 and $1.1 million in 1999. Revenues in each year were derived primarily from collaborative research and development agreements with strategic partners. Under these agreements we received payments based both on our achievement, and our partners' achievements, of defined development milestones. Milestone payments from our collaborative partners are recognized over the period of our ongoing research and development commitment under the applicable collaborative research and development agreements with the respective companies.

The increase in 2001 revenues relates to milestone payments received pursuant to the execution of a License, Development and Marketing Agreement with Allergan in the third quarter of 2001. The increase in revenues in 2000 over 1999 relates to milestone payments received from Genentech and Kissei in the fourth quarter of 1999 and the milestone payments received from Genentech, Kissei and Kirin during 2000.

Costs and Expenses

Research and development expenses include all direct costs, including salaries for our research and development personnel, consulting fees, clinical trial costs, sponsored research and clinical trials insurance, and other fees and costs related to the development of product candidates. Costs associated with obtaining and maintaining patents on our drug compounds, and license initiation and continuation fees, are evaluated based on the stage of development of the related drug compound and whether the underlying compound has an alternative use. Costs of these types incurred for drug compounds not yet approved by the FDA and for which no alternative use exists are recorded as research and development expense. In the event the drug compound has been approved by the FDA or an alternative use exists for the drug compound, patent costs and license costs are capitalized and amortized over the expected life of the related drug compound. Milestone payments are recognized when the underlying requirement is met by us.

Research and development expenses for the year ended December 31, 2001 were $28.2 million, compared to $16.4 million in 2000 and $7.7 million in 1999. The increase in research and development expenses from year to year reflects the continued advancement of our drug candidates through progressive clinical development phases. We expect expenditures to decrease in 2002 as we focus our development efforts on our higher priority programs.

The increase in research and development expense for 2001 over 2000 was primarily due to increased external costs related to patent activities, research costs, preclinical testing, toxicology studies, clinical development activities, including the enrollment of Phase III clinical trials, and increased internal costs associated with additional personnel necessary to perform or manage these activities. The increase in research and development expense for 2000 over 1999 relates to increased preclinical testing, costs related to patent activities, toxicology studies, increased clinical development activities and associated increases in personnel costs.

Our research and development expense from inception through December 31, 2001 was $70.1 million. Of this amount, we have spent the following amounts on the pre-clinical and clinical development of the indicated product candidates: $2.3 million on INS316 Diagnostic; $12.1 million on INS365 Ophthalmic; $5.5 million on INS365 Respiratory; $2.3 million on INS37217 Respiratory for cystic fibrosis; $0.7 million on INS37217 Intranasal and $1.5 million on INS37217 Ophthalmic. The balance of our historic research and development expenses, $45.7 million, was spent on various discovery programs and other development programs. We cannot reasonably predict future research and development expense for these programs.

General and administrative costs for the year ended December 31, 2001 were $5.9 million, compared to $3.7 million in 2000 and $2.4 million in 1999. Our general and administrative expenses consist primarily of personnel and related costs for general corporate functions, including business development, finance, accounting, legal, human resources, facilities and information systems. The increase in general and administrative expenses from year to year resulted primarily from increases in administrative personnel costs, and increases in insurance and additional professional services, including legal, accounting and public relations services, to support our strategic business collaborations and operations as a publicly-traded company.

Other Income (Expense)

Other income (expense), net totaled $3.7 million for the year ended December 31, 2001, compared to $1.1 million for 2000 and $0.1 million for 1999. The increase in 2001 over 2000, and in 2000 over 1999, was due to higher interest income earned from larger average cash and investment balances partially offset by increased interest expense related to leased equipment and amortization of debt issuance costs.

Income Taxes

The provision for income taxes for the year ended December 31, 2001 was $0, compared to $400,000 in 2000 and $60,000 in 1999. The fluctuations in the provision for income taxes are directly attributable to Japanese withholding taxes paid on milestone payments received from Japanese collaborative partners.

Liquidity and Capital Resources

Historically, we have largely financed our operations through the sale of equity securities, including private sales of preferred stock and the sale of common stock in our initial public offering.

As of December 31, 2001, our cash and cash equivalents totaled $30.0 million, a decrease of $5.2 million as compared to December 31, 2000. The decrease in cash and cash equivalents resulted from approximately $20.5 million in cash used by operations, purchase of property, plant and equipment of $496,000, the payments of notes payable of $20,000 and the payments of capital lease obligations of $312,000, which was partially offset by the proceeds of net investments in investment grade securities of $16.1 million and the issuance of common stock of $69,000.

Cash used by operations of $20.5 million for the year ended December 31, 2001, represented the net loss of $23.1 million, non-cash expenses of $3.4 million, an increase of $711,000 in accounts payable, an increase of $509,000 in accrued expenses, a decrease of $367,000 in receivables and a decrease in other assets of $59,000, partially offset by decreases of $116,000 in prepaid expenses and $2.3 million in deferred revenue.

Cash used in our investing activities for the year ended December 31, 2001 was comprised of the proceeds of investment grade securities, net of maturities, of $16.1 million and the purchase of property and equipment totaling $496,000.

Cash from our financing activities for the year ended December 31, 2001 was comprised of proceeds in the amount of $69,000 from the issuance of common stock offset by the payments of notes payable of $20,000 and the payment of capital lease obligations of $312,000.

We do not expect to generate revenues, other than possible license and milestone payments, from the commercial sale of our products unless and until we or our licensees receive marketing clearance from the FDA and appropriate regulatory agencies in other countries. We cannot predict the timing of any potential marketing clearance nor can assurances be given that the FDA or other such agencies will approve any of our product candidates.

We have contractual commitments or purchase arrangements with various clinical research organizations, manufacturers of drug product and others. Most of these arrangements are for a period of less than 12 months. The amount of our financial commitments under these arrangements totals approximately $7.7 at December 31, 2001. This estimate is dependent upon the results of the underlying studies and certain other variable components that may yield a result that differs from management's estimate.

Impact of Recently Issued Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board ("FASB") issued FASB Statements Nos. 141 ("SFAS 141"), "Business Combinations" and 142 ("SFAS 142"), "Goodwill and Other Intangible Assets." SFAS 141 eliminates pooling-of-interests accounting prospectively and provides guidance on purchase accounting related to the recognition of intangible assets and accounting for negative goodwill. SFAS 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. SFAS 141 and SFAS 142 are effective for all business combinations completed after June 30, 2001. We have adopted SFAS 142 as of January 1, 2002, as required, and as of July 1, 2001 for goodwill and intangible assets acquired after June 30, 2001. We do not expect that the adoption of SFAS 141 and 142 will have any impact on our financial position or results of operations.

In August 2001, the FASB issued FASB Statement No. 143 ("SFAS 143"), "Accounting for Asset Retirement Obligations." The objectives of SFAS 143 are to establish accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement cost. SFAS 143 is effective for fiscal years beginning after June 15, 2002. We do not expect the adoption of SFAS 143 to have any impact on our financial position or results of operations.

In October 2001, the FASB issued FASB Statement No. 144 ("SFAS 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets." The Statement supersedes FASB Statement No. 121 ("SFAS 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and APB 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." The provisions of SFAS 144 are required to be applied to fiscal years beginning after December 15, 2001. We do not expect the adoption of SFAS 144 to have any impact on our financial position or results of operations.

Quantitative and Qualitative Disclosures About Market Risk

Our exposure to market risk for changes in interest rates relates to the increase or decrease in the amount of interest income we can earn on our investment portfolio and on the increase or decrease in the amount of interest expense we must pay with respect to various outstanding debt instruments. Our risk associated with fluctuating interest expense is limited, however, to capital lease obligations. The interest rates are closely tied to market rates and our investments in interest rate sensitive financial instruments. Under our current policies, we do not use interest rate derivative instruments to manage exposure to interest rate changes. We attempt to ensure the safety and preservation of invested principal funds by limiting default risk, market risk and reinvestment risk. We reduce default risk by investing in investment grade securities. A hypothetical 100 basis point drop in interest rates along the entire interest rate yield curve would not significantly affect the fair value of our interest sensitive financial instruments at December 31, 2001 or December 31, 2000. Declines in interest rates over time will, however, reduce our interest income while increases in interest rates over time will increase interest expense.

Balance Sheets

(In thousands, except share and per share amounts)

December 31,	2001	2000
Assets		
Current assets:		
Cash and cash equivalents	$ 29,959	$ 35,109
Short-term investments	22,395	44,026
Other receivables	104	209
Interest receivable	102	364
Prepaid expenses	531	415
Total current assets	53,091	80,123
Property and equipment, net	1,471	1,214
Other assets	5,525	1,656
Total assets	$ 60,087	$ 82,993
Liabilities and stockholders' equity (deficit)		
Current liabilities:		
Accounts payable	$ 1,141	$ 430
Accrued expenses	1,367	852
Notes payable, current portion	—	26
Capital leases, current portion	376	289
Deferred revenue, current portion	4,083	5,618
Total current liabilities	6,967	7,215
Capital leases, excluding current portion	525	523
Deferred revenue, excluding current portion	—	750
Total liabilities	7,492	8,488
Commitments (Notes 10, 11 and 12)		
Stockholders' equity (deficit):		
Common stock, $0.001 par value, 60,000,000 shares authorized; 25,751,468 and 25,515,087 shares issued and outstanding at December 31, 2001 and 2000, respectively	26	26
Additional paid-in capital	125,099	126,081
Other comprehensive income	1	51
Deferred compensation	(1,525)	(3,782)
Deficit accumulated during the development stage	(71,006)	(47,871)
Total stockholders' equity (deficit)	52,595	74,505
Total liabilities and stockholders' equity (deficit)	$ 60,087	$ 82,993

The accompanying notes are an integral part of these financial statements.

Statements of Operations

(In thousands, except share and per share amounts)

Year Ended December 31,	2001	2000	1999	Cumulative from Inception (October 28, 1993) to December 31, 2001
Revenues:				
Collaborative research agreements	$ 7,285	$ 5,368	$ 1,104	$ 14,117
Operating expenses:				
Research and development (includes $519, $866, $516 and $1,940, of stock-based compensation, respectively)	28,190	16,353	7,694	70,144
General and administrative (includes $687, $678, $519 and $1,930, of stock-based compensation, respectively)	5,882	3,694	2,406	18,359
Total operating expenses	34,072	20,047	10,100	88,503
Operating loss	(26,787)	(14,679)	(8,996)	(74,386)
Other income (expense), net:				
Interest income	3,787	2,120	238	7,016
Interest expense	(132)	(994)	(111)	(1,791)
Loss on disposal of property and equipment	(3)	(37)	(5)	(369)
Other income (expense), net	3,652	1,089	122	4,856
Loss before provision for income taxes	(23,135)	(13,590)	(8,874)	(69,530)
Provision for income taxes	—	400	60	820
Net loss	(23,135)	(13,990)	(8,934)	(70,350)
Preferred stock dividends	—	(594)	(62)	(656)
Net loss available to common stockholders	$(23,135)	$(14,584)	$(8,996)	$(71,006)
Net loss per common share—basic and diluted	$ (0.90)	$ (1.23)	$ (3.75)	
Weighted average common shares outstanding—basic and diluted	25,702,274	11,870,521	2,401,028	

The accompanying notes are an integral part of these financial statements.

Statements of Cash Flows

(In thousands)

Year Ended December 31,	2001	2000	1999	Cumulative from Inception (October 28, 1993) to December 31, 2001
Cash flows from operating activities:				
Net loss	$ (23,135)	$(13,990)	$ (8,934)	$ (70,350)
Adjustments to reconcile net loss to net cash used in operating activities:				
Depreciation and amortization	2,209	1,420	666	5,782
Stock issued for exclusive license	—	—	—	144
Stock issued for consulting services	—	—	—	72
Amortization of deferred compensation	1,206	1,544	1,035	3,899
Loss on disposal of property and equipment	3	37	5	369
Changes in operating assets and liabilities:				
Other receivables	105	(190)	(14)	(104)
Interest receivable	262	(364)	—	(102)
Prepaid expenses	(116)	(283)	(9)	(531)
Other assets	59	(1)	1	(23)
Accounts payable	711	(202)	341	1,141
Accrued expenses	509	243	166	1,363
Deferred revenue	(2,285)	(1,368)	4,496	4,083
Net cash used in operating activities	(20,472)	(13,154)	(2,247)	(54,257)
Cash flows from investing activities:				
Purchase of investments	(145,936)	(55,021)	—	(200,957)
Proceeds from sale of investments	162,017	11,046	—	172,985
Purchase of property and equipment	(496)	(522)	(151)	(2,451)
Proceeds from sale of property and equipment	—	—	—	127
Net cash provided by (used in) investing activities	15,585	(44,497)	(151)	(30,296)
Cash flows from financing activities:				
Proceeds from bridge loans	—	—	—	780
Proceeds from issuance of notes payable	—	—	1	408
Payments on notes payable	(20)	—	—	(420)
Issuance of common stock, net	69	70,249	38	70,416
Issuance of convertible preferred stock, net	—	—	21,406	45,061
Payments on capital lease obligations	(312)	(217)	(457)	(1,733)
Net cash (used in) provided by financing activities	(263)	70,032	20,988	114,512
(Decrease) increase in cash and cash equivalents	(5,150)	12,381	18,590	29,959
Cash and cash equivalents, beginning of period	35,109	22,728	4,138	—
Cash and cash equivalents, end of period	$ 29,959	$ 35,109	$22,728	$ 29,959

The accompanying notes are an integral part of these financial statements.

Statements of Stockholders' Equity (Deficit)

(In thousands, except share amounts)

Stockholders'	Preferred Stock Number of Shares	Preferred Stock Amount	Common Stock Number of Shares	Common Stock Amount
Inception (October 28, 1993)	—	$ —	—	$—
Balance at December 31, 1993	—	—	—	—
Issuance of Class A and B Common Stock	—	—	—	—
Net loss	—	—	—	—
Balance at December 31, 1994	—	—	—	—
Issuance of common stock and cancellation of Class A and B common stock	—	—	850,286	1
Stock issued for consulting services	—	—	585,714	1
Stock issued in exchange for exclusive license	—	—	297,714	—
Issuance of Series A convertible preferred stock	9,200,000	9,100	—	—
Issuance of Series A warrants	—	—	—	—
Net loss	—	—	—	—
Balance at December 31, 1995	9,200,000	9,100	1,733,714	2
Issuance of common stock	—	—	227,340	—
Net loss	—	—	—	—
Balance at December 31, 1996	9,200,000	9,100	1,961,054	2
Issuance of common stock	—	—	31,954	—
Issuance of Series B convertible preferred stock	10,866,014	12,966	—	—
Net loss	—	—	—	—
Balance at December 31, 1997	20,066,014	22,066	1,993,008	2
Issuance of common stock	—	—	137,502	—
Stock issued in exchange for exclusive license	—	—	28,572	—
Issuance of Series C convertible preferred stock	375,000	900	—	—
Issuance of Series D convertible preferred stock	416,667	1,500	—	—
Issuance of Series B warrants	—	—	—	—
Deferred compensation	—	—	—	—
Amortization of deferred compensation	—	—	—	—
Net loss	—	—	—	—
Balance at December 31, 1998	20,857,681	24,466	2,159,082	2
Issuance of common stock	—	—	306,775	—
Issuance of Series E convertible preferred stock	6,201,985	11,406	—	—
Issuance of Series G convertible preferred stock	833,333	10,000	—	—
Issuance of Series F warrants	—	—	—	—
Issuance of common stock warrants	—	—	—	—
Preferred stock dividends	—	23	—	—
Deferred compensation	—	—	—	—
Amortization of deferred compensation	—	—	—	—
Net loss	—	—	—	—
Balance at December 31, 1999	27,892,999	45,895	2,465,857	2
Issuance of common stock	—	—	369,006	—
Issuance of common stock warrants	—	—	—	—
Preferred stock dividends	—	—	—	—
Issuance of common stock at initial public offering and exercise of over-allotment	—	—	6,325,000	7
Conversion of preferred stock and preferred stock dividends into common stock at initial public offering	(27,892,999)	(45,895)	16,355,224	17
Deferred compensation	—	—	—	—
Amortization of deferred compensation	—	—	—	—
Unrealized gain on investments	—	—	—	—
Net loss	—	—	—	—
Balance at December 31, 2000	—	—	25,515,087	26
Issuance of common stock	—	—	236,381	—
Forfeiture of common stock options	—	—	—	—
Amortization of deferred compensation	—	—	—	—
Unrealized gain on investments	—	—	—	—
Net loss	—	—	—	—
Balance at December 31, 2001	—	$ —	25,751,468	$26

The accompanying notes are an integral part of these financial statements.

Common Stock Number of Shares	Common Stock Amount	Additional Paid-In Capital	Accumulated Deficit	Deferred Compensation	Other Comprehensive Income / (Loss)	Stockholders' Equity
—	$ —	$ —	$ —	$ —	$ —	$ —
—	—	—	—	—	—	—
10,000	10	—	—	—	—	10
—	—	—	(330)	—	—	(330)
10,000	10	—	(330)	—	—	(320)
(10,000)	(10)	9	—	—	—	—
—	—	71	—	—	—	72
—	—	36	—	—	—	36
—	—	—	—	—	—	9,100
—	—	92	—	—	—	92
—	—	—	(2,704)	—	—	(2,704)
—	—	208	(3,034)	—	—	6,276
—	—	13	—	—	—	13
—	—	—	(5,782)	—	—	(5,782)
—	—	221	(8,816)	—	—	507
—	—	18	—	—	—	18
—	—	—	—	—	—	12,966
—	—	—	(7,947)	—	—	(7,947)
—	—	239	(16,763)	—	—	5,544
—	—	17	—	—	—	17
—	—	108	—	—	—	108
—	—	—	—	—	—	900
—	—	—	—	—	—	1,500
—	—	7	—	—	—	7
—	—	2,714	—	(2,714)	—	—
—	—	—	—	114	—	114
—	—	—	(7,528)	—	—	(7,528)
—	—	3,085	(24,291)	(2,600)	—	662
—	—	38	—	—	—	38
—	—	—	—	—	—	11,406
—	—	—	—	—	—	10,000
—	—	53	—	—	—	53
—	—	1,813	—	—	—	1,813
—	—	—	(62)	—	—	(39)
—	—	3,359	—	(3,359)	—	—
—	—	—	—	1,035	—	1,035
—	—	—	(8,934)	—	—	(8,934)
—	—	8,348	(33,287)	(4,924)	—	16,034
—	—	1,062	—	—	—	1,062
—	—	577	—	—	—	577
—	—	—	(594)	—	—	(594)
—	—	69,180	—	—	—	69,187
—	—	46,512	—	—	—	634
—	—	402	—	(402)	—	—
—	—	—	—	1,544	—	1,544
—	—	—	—	—	51	51
—	—	—	(13,990)	—	—	(13,990)
—	—	126,081	(47,871)	(3,782)	51	74,505
—	—	69	—	—	—	69
—	—	(1,051)	—	1,051	—	—
—	—	—	—	1,206	—	1,206
—	—	—	—	—	(50)	(50)
—	—	—	(23,135)	—	—	(23,135)
—	$ —	$125,099	$(71,006)	$(1,525)	$ 1	$ 52,595

Notes to Financial Statements

(In thousands, except share and per share amounts)

1. Organization

Inspire Pharmaceuticals, Inc. (the "Company" or "Inspire") was founded on October 28, 1993 to develop and commercialize novel pharmaceutical products that treat diseases which are characterized by deficiencies in the body's innate defense mechanisms of mucosal hydration and mucociliary clearance. The Company's technologies are based in part on exclusive license agreements with The University of North Carolina at Chapel Hill for rights to certain developments from the founders' laboratories.

The Company is considered a development stage enterprise. Since inception, the Company has devoted substantially all of its efforts towards establishing its business and research and development programs.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less at the date of purchase to be cash equivalents.

Investments

Investments consist primarily of U. S. government agency obligations and other fixed or variable income investments. The Company invests in high-credit quality investments in accordance with its investment policy which minimizes the possibility of loss. Investments with original maturities at date of purchase beyond three months and which mature at or less than twelve months from the balance sheet date are classified as current. Investments with a maturity beyond twelve months from the balance sheet date are classified as long-term. Investments are considered to be available for sale and are carried at fair value with unrealized gains and losses recognized in other comprehensive income (loss). Realized gains and losses are determined using the specific identification method and transactions are recorded on a settlement date basis.

Property and Equipment

Property and equipment is primarily comprised of furniture, laboratory and computer equipment which are recorded at cost and depreciated using the straight-line method over their estimated useful lives which range from three to seven years. Property and equipment, which includes certain equipment under capital leases, and leasehold improvements are depreciated over the shorter of the lease period or their estimated useful lives.

Other Assets

At December 31, 2001, other assets are primarily comprised of long-term investments totaling $5.5 million and $25 related to deposits and deferred costs. At December 31, 2000, other assets were comprised of $1.6 million in deferred costs which were incurred when the Company issued warrants in conjunction with collaborative research agreements and capital lease arrangements and $56 in deposits. Deferred costs are amortized using the effective interest rate method over the life of the related collaborative research agreement or lease.

Stock-Based Compensation

The Company accounts for stock-based compensation based on the provisions of Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees," which states that no compensation expense is recorded for stock options or other stock-based awards to employees that are granted with an exercise price equal to or above the estimated fair value per share of the Company's common stock on the grant date. In the event that stock options are granted with an exercise price below the estimated fair value of the Company's common stock, the difference between the estimated fair value of the Company's common stock and the exercise price of the stock option is recorded as deferred compensation. The Company recognized deferred compensation of $0 and $402 related to stock option grants during the years ended December 31, 2001 and 2000, respectively.

Deferred compensation is amortized over the vesting period of the related stock option, which is generally four years. The Company recognized $1,206, $1,544 and $1,035 of stock based compensation expense related to amortization of deferred compensation during the years ended December 31, 2001, 2000 and 1999, respectively. The Company has adopted the disclosure requirements of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" which requires compensation expense to be disclosed based on the fair value of the options granted at the date of the grant.

Income Taxes

The Company accounts for income taxes using the liability method which requires the recognition of deferred tax assets or liabilities for the temporary differences between financial reporting and tax bases of the Company's assets and liabilities and for tax carryforwards at enacted statutory tax rates in effect for the years in which the differences are expected to reverse. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. In addition, valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Revenue Recognition

Revenue is recognized under collaborative research agreements when services are performed or when contractual obligations are met. Non-refundable fees received at the initiation of collaboration agreements for which the Company has an ongoing research and development commitment are deferred and recognized ratably over the period of the related research and development commitment. Milestone payments under collaboration agreements and research agreements will be recognized as revenues, ratably over the remaining period of the research and development commitment beginning on the date the Company achieves the indicated milestone and such achievement is acknowledged by the collaborative partner, which generally coincides with the receipt of the milestone payment.

Research and Development

Research and development costs include all direct costs, including salaries for Company personnel, outside consultants, costs of clinical trials, sponsored research and clinical trials insurance related to the development of drug compounds. These costs have been charged to operating expense as incurred. Costs associated with obtaining and maintaining patents on the Company's drug compounds and license initiation and continuation fees, including milestone payments by the Company to its licensors, are evaluated based on the stage of development of the related drug compound and whether the underlying drug compound has an alternative use. Costs of these types incurred for drug compounds not yet approved by the United States Food and Drug Administration ("FDA") and for which no alternative use exists are recorded as research and development expense. In the event the drug compound has been approved by the FDA or an alternative use exists for the drug compound, patent costs and license costs are capitalized and amortized over the expected life of the related drug compound. License milestone payments to the Company's licensors are recognized when the underlying requirement is met by the Company.

Significant Customers and Credit Risk

All revenues recognized and recorded in 2001 were from five collaborative partners. All revenues recognized and recorded in 2000 were from four collaborative partners. All revenues recognized and recorded in 1999 were from a single collaborative partner. Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of short-term cash investments. The Company primarily invests in short-term interest-bearing investment-grade securities and certificates of deposits. Cash deposits are all in financial institutions in the United States.

Cash Flows

The Company made cash payments for interest of $145, $100 and $67 for the years ended December 31, 2001, 2000 and 1999, respectively. The Company made cash payments for foreign withholding taxes of $0, $400 and $60 during the years ended December 31, 2001, 2000 and 1999, respectively.

The Company acquired property and equipment through the assumption of capital lease obligations amounting to $401 and $522 during the years ended December 31, 2001 and 2000, respectively.

Net Income (Loss) Per Common Share

Basic net income (loss) per common share ("basic EPS") is computed by dividing net income (loss) available to common stockholders by the weighted average number of common shares outstanding. Diluted net income (loss) per common share ("diluted EPS") is computed by dividing net income (loss) available to common stockholders by the weighted average number of common shares and dilutive potential common share equivalents then outstanding. Potential common shares consist of shares issuable upon the exercise of stock options and warrants and conversion of convertible preferred stock. The calculation of diluted EPS for the years ended December 31, 2001, 2000 and 1999 does not include 1,886,277, 1,526,008 and 14,486,662, respectively, of potential shares of common stock equivalents, as their impact would be antidilutive.

Segment Reporting

The Company has determined that it did not have any separately reportable operating segments as of December 31, 2001, 2000 or 1999.

Other Comprehensive Income (Loss)

During 2001, the Company had $1 of unrealized gain on investments that is classified as other comprehensive income and is disclosed as a component of statements of stockholders' equity (deficit) for 2001. The Company had $51 of unrealized gain on investments in 2000 and no items of other comprehensive income in 1999.

Recent Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board ("FASB") issued FASB Statements Nos. 141 ("SFAS 141"), "Business Combinations" and 142 ("SFAS 142"), "Goodwill and Other Intangible Assets." SFAS 141 eliminates pooling-of-interests accounting prospectively and provides guidance on purchase accounting related to the recognition of intangible assets and accounting for negative goodwill. SFAS 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. SFAS 141 and SFAS 142 are effective for all business combinations completed after June 30, 2001. The Company adopted SFAS 142 as of January 1, 2002, as required, and as of July 1, 2001 for goodwill and intangible assets acquired after June 30, 2001. The

(In thousands, except share and per share amounts)

Company does not expect that the adoption of SFAS 141 and 142 will have any impact on its financial position or results of operations.

In August 2001, the FASB issued FASB Statement 143 ("SFAS 143"), "Accounting for Asset Retirement Obligations." The objectives of SFAS 143 are to establish accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement cost. SFAS 143 is effective for fiscal years beginning after June 15, 2002. The adoption of SFAS 143 is not expected to have any impact on the Company's financial position or results of operations.

In October 2001, the FASB issued FASB Statement No. 144 ("SFAS 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets." The Statement supersedes FASB Statement No. 121 ("SFAS 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and APB 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." The provisions of SFAS 144 are required to be applied to fiscal years beginning after December 15, 2001. The adoption of SFAS 144 is not expected to have any impact on the Company's financial position or results of operations.

3. Property and Equipment

Property and equipment consist of the following:

	Useful Life (Years)	December 31, 2001	December 31, 2000
Equipment	5	$ 2,286	$ 1,679
Leasehold improvements	Lesser of lease term or 5 years	888	845
Computer hardware and software	5	896	742
Furniture and fixtures	7	450	384
		4,520	3,650
Less—accumulated depreciation and amortization		(3,049)	(2,436)
Property and equipment, net		$ 1,471	$ 1,214

Depreciation expense was $637, $546 and $623 for the years ended December 31, 2001, 2000 and 1999, respectively. The Company leases certain equipment under capital lease agreements. The book value of equipment under capital leases at December 31, 2001 and 2000 was approximately $669 and $847, respectively.

4. Fair Value of Financial Instruments

The carrying value of cash and cash equivalents, accounts receivable and accounts payable at December 31, 2001 and 2000 approximate their fair value due to the short-term nature of these items.

The fair value of the Company's short-term investments at December 31, 2001 and 2000, approximate their carrying values as these investments are primarily in short-term interest-bearing investment-grade securities.

The carrying value of the Company's notes payable and capital lease obligations at December 31, 2001 and 2000 approximate their fair value as the interest rates on these obligations approximate rates available in the financial market at such dates.

5. Accrued Expenses

Accrued expenses are comprised of the following:

December 31,	2001	2000
Research costs	$ 750	$472
Accrued payroll and benefits	243	67
Accrued legal and patent costs	107	111
Other	267	202
	$1,367	$852

6. Income Taxes

The components of the Company's income tax expense consist of the following:

Years Ended December 31,	2001	2000	1999
Current expense (benefit):			
Federal	$—	$ —	$—
Foreign	—	400	60
State	—	—	—
Current tax expense (benefit)	—	400	60
Deferred expense (benefit)			
Federal	—	—	—
Foreign	—	—	—
State	—	—	—
Deferred tax expense (benefit)	—	—	—
Net tax expense (benefit)	$—	$400	$60

The Company has no current or deferred federal and state income tax expense for the years ended December 31, 2001, 2000 and 1999 because the Company generated net operating losses during such periods.

Significant components of the Company's deferred tax assets and liabilities consist of the following:

December 31,	2001	2000
Current deferred tax assets:		
Compensation related items	$ 53	$ 26
Accrued expenses	77	—
Noncurrent deferred tax assets:		
Domestic net operating loss carryforwards	22,101	14,105
Deferred revenue	1,574	2,470
Research and development credits	3,443	1,575
Fixed and intangible assets	1,055	886
Stock-based compensation	1,543	1,084
Contributions	148	116
Total deferred tax assets	29,994	20,262
Valuation allowance for deferred assets	(29,994)	(19,664)
Noncurrent deferred tax liabilities:		
Stock warrants	—	598
Total deferred tax liabilities	—	598
Net deferred tax asset (liability)	$ —	$ —

At December 31, 2001 and 2000, the Company provided a full valuation allowance against its net deferred tax assets since realization of these benefits could not be reasonably assured. The increase in valuation allowance of $10,330 during the year ended December 31, 2001 resulted primarily from the generation of additional net operating loss carryforward.

As of December 31, 2001 and 2000, the Company had federal and state net operating loss carryforwards of $57,087 and $59,086, respectively. The net operating loss carryforwards expire in various amounts starting in 2008 and 2010 for federal and state tax purposes, respectively. The utilization of the federal net operating loss carryforwards may be subject to limitation under the rules regarding a change in stock ownership as determined by the Internal Revenue Code. If the Company's utilization of its net operating loss carryforwards is limited and the Company has taxable income which exceeds the permissible yearly net operating loss carryforward, the Company would incur a federal income tax liability even though its net operating loss carryforwards exceed its taxable income.

Additionally, as of December 31, 2001, the Company has federal research and development and orphan drug credit carryforwards of $3,443. The credit carryforwards expire in varying amounts starting in 2010.

Taxes computed at the statutory federal income tax rate of 34% are reconciled to the provision for income taxes as follows:

Years Ended December 31,	2001	2000	1999
United States federal tax at			
statutory federal income tax rate	$ (7,866)	$(4,621)	$(3,107)
State taxes (net of federal benefit)	(993)	(642)	(439)
Change in valuation reserve	10,330	6,021	3,713
Research and development credit	(1,868)	(664)	(151)
Foreign withholding tax,			
net of federal benefit	—	264	39
Nondeductible expenses	279	—	—
Other nondeductible expenses	118	42	5
Provision for income taxes	$ —	$ 400	$ 60

7. Notes Payable

On November 13, 1996, the Company entered into a Collaborative Funding Agreement ("CFA") with The North Carolina Biotechnology Center ("NCBC") and the Kenan Institute whereby NCBC agreed to loan the Company a total of $20. Loans made to the Company by NCBC under the CFA are to be used for specific research activities. All such loans are unsecured and bear interest at 8.25%, with principal and accrued interest payable on November 7, 2001. The Company had total borrowings from NCBC under the CFA of $20 as of December 31, 2000. The Company paid off the note in 2001. Prior to paying off the note, the Company accrued interest on these loans of $2 in 2001. Accrued interest totaled $0 and $6 at December 31, 2001 and 2000, respectively.

8. Stockholders' Equity

At December 31, 2001, the Company was authorized to issue 60,000,000 shares of common stock with a par value of $.001 per share and 2,000,000 shares of preferred stock with a par value of $0.001 per share.

On August 2, 2000, the Company's Registration Statement on Form S-1, as amended, registering 6,325,000 shares of common stock was declared effective by the Securities and Exchange Commission and permitted the Company to sell shares of common stock in its initial public offering ("IPO"). On August 8, 2000, the Company sold 5,500,000 shares of common stock at the IPO for $12.00 per share which resulted in proceeds to the Company of $66,000. On September 5, 2000, the Company sold an additional 825,000 shares of common stock at the IPO price of $12.00 per share pursuant to the exercise by the underwriters of their over-allotment option with respect to such shares, generating additional gross proceeds of $9,900. Total stock issuance costs related to the IPO and exercise of the over-allotment was $6,713.

(In thousands, except share and per share amounts)

At the IPO, all 26,684,666 shares of Series A preferred stock ("Series A Preferred"), Series B preferred stock ("Series B Preferred"), Series D preferred stock ("Series D Preferred") and Series E preferred stock ("Series E Preferred") converted into 15,248,361 shares of common stock at a 1-for-1.75 conversion ratio. The 375,000 Series C preferred stock ("Series C Preferred") converted into 214,284 shares of common stock at a 1-for-1.75 conversion ratio plus an additional 6,438 shares of common stock were issued to the Series C preferred stockholders as a result of their antidilution protection. Additionally, 833,333 shares of Series G preferred stock ("Series G Preferred") converted into 476,190 shares of common stock plus an additional 52,808 shares of common stock were received by the Series G preferred stockholders in payment of accrued dividends of $634.

Common Stock

The holders of common stock shall be entitled to receive dividends from time to time as may be declared by the Board of Directors. The holders of shares of common stock are entitled to one vote for each share held with respect to all matters voted on by the shareholders of the Company.

Preferred Stock

There were no outstanding shares of preferred stock at December 31, 2001 and 2000.

Sales of Preferred Stock

In March 1995, the Company issued 8,388,679 shares of Series A Preferred to a group of venture capital investors at a price per share of $1.00 which resulted in proceeds to the Company of $8,289, net of offering costs of $100. In addition, bridge loans from the Series A Preferred investors totaling $811, including accrued interest, were converted into 811,321 shares of Series A Preferred, using a conversion price of $1.00 per share.

In June and September 1997, the Company issued 10,866,014 shares of Series B Preferred to a group of venture capital investors at a price per share of $1.20 which resulted in proceeds to the Company of $12,966, net of offering costs of $73.

In September 1998, the Company issued 375,000 shares of Series C Preferred to a strategic partner, Kissei Pharmaceutical Co. Ltd. ("Kissei"), at a price per share of $2.40 which resulted in proceeds to the Company of $900, in conjunction with entering into a collaboration agreement with Kissei relating to the development of INS365 Respiratory (see Note 10).

In December 1998, the Company issued 416,667 shares of Series D Preferred to Santen Pharmaceutical Company Ltd., at a price per share of $3.60 which resulted in proceeds to the Company of $1,500, in conjunction with entering into a collaboration agreement relating to the development of INS365 Ophthalmic (See Note 10).

In July and October 1999, the Company issued 6,201,985 shares of Series E Preferred stock to a group of venture capital investors at a price per share of $2.00 which resulted in proceeds to the Company of $11,406, net of offering costs of $998.

In December 1999, the Company issued 833,333 shares of Series G Preferred to Genentech, Inc. ("Genentech"), at a price per share of $12.00 which resulted in proceeds to the Company of $10,000 in conjunction with entering into a collaboration agreement (See Note 10). The shares automatically converted into shares of the common stock upon the initial public offering at an exchange rate determined by dividing the total proceeds plus accrued and unpaid dividends by the initial offering price of the Company's common stock.

Dividends

Prior to the IPO, the holders of Series A Preferred, Series B Preferred, Series C Preferred and Series E Preferred were entitled to receive dividends equal to any dividends paid on common stock. The holders of Series G Preferred were entitled to cumulative dividends at the prime rate plus 1% of the Series G preferred preference amount calculated on a per share basis. There were no accrued Series G Preferred dividends at December 31, 2001 and 2000, respectively. All accrued Series G Preferred dividends for $634 were paid at the date of the IPO in the form of 52,808 common shares.

9. Stock Options and Warrants

1995 Stock Plan

During 1995, the Company adopted the 1995 Stock Plan, which provided for the grant of up to 1,005,714 options to directors, officers, employees and consultants. In April 1999, the Plan was amended and restated, and is now the Amended and Restated 1995 Stock Plan (the "Plan"). The option pool was increased to 5,228,571 shares on September 28, 2001 and to 6,428,571 shares on December 14, 2001 by the Board of Directors subject to shareholder approval. Under the Plan, both incentive and non-qualified stock options, as well as restricted stock, can be granted. The Board of Directors shall determine the term and dates of the exercise of all options at their grant date, provided that for incentive stock options, such price shall not be less than the fair market value of the Company's stock on the date of grant. At December 31, 2001, there were 2,931,121 stock option shares available for grant.

The maximum exercise terms for an option grant is ten years from the date of the grant. Options granted under the plan generally vest 25% upon completion of one full year of employment and on a monthly basis over the following three years. Vesting begins from the date of hire for new employees and on the date of grant for existing employees.

The following table summarizes the stock option activity for the Plan:

	Number of Shares	Weighted Average Exercise Price
Options outstanding, December 31, 1998	1,490,102	$ 0.200
Granted	395,000	0.688
Exercised	(306,775)	(0.124)
Forfeited	(103,809)	(0.212)
Options outstanding, December 31, 1999	1,474,518	0.345
Granted	748,995	12.228
Exercised	(295,526)	(0.207)
Forfeited	(157,629)	(6.227)
Options outstanding, December 31, 2000	1,770,358	4.872
Granted	740,500	10.640
Exercised	(144,534)	(0.471)
Forfeited	(12,470)	(9.707)
Options outstanding, December 31, 2001	2,353,854	$ 6.931

Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation" requires the Company to disclose pro forma information regarding option grants made and warrants issued to its employees. SFAS 123 specifies certain valuations techniques that produce estimated compensation charges that are included in the pro forma results below. These amounts have not been reflected in the Company's statement of operations, because the Company has made the election to use the provisions of APB 25 to account for its stock based compensation.

The weighted average fair value of options granted during 2001, 2000 and 1999 was $11.66, $7.04 and $4.95, respectively.

The fair value of options granted to employees was estimated using the following assumptions:

Years Ended December 31,	2001	2000	1999
Expected dividend yield	**0%**	0%	0%
Expected stock price volatility	**99.00%**	65.04%	0%
Risk free interest rate	**4.55%**	6.50%	5.39%
Expected life of options	**5 years**	5 years	5 years

For purposes of pro forma disclosures, the estimated fair value of equity instruments is amortized to expense over their respective vesting period. If the Company had elected to recognize compensation expense based on the fair value of stock-based instruments at the grant date, as prescribed by SFAS 123, its pro forma net loss and net loss per common share would have been as follows:

Years Ended December 31,	2001	2000	1999
Net loss available to common stockholders—as reported	**$(23,135)**	$(14,584)	$(8,996)
Net loss available to common stockholders– pro forma	**$(23,665)**	$(15,109)	$(8,943)
Net loss per common share—as reported	**$ (0.90)**	$ (1.23)	$ (3.75)
Net loss per common share—pro forma	**$ (0.92)**	$ (1.27)	$ (3.72)

(In thousands, except share and per share amounts)

The following table summarizes information concerning options outstanding at December 31, 2001:

Price range	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in Years)	Options Exercisable
$ 0.123–$ 0.123	108,933	$ 0.123	4.06	108,933
$ 0.210–$ 0.210	468,119	0.210	6.61	410,764
$ 0.315–$ 1.750	404,677	0.683	7.37	251,204
$ 7.810–$ 8.360	392,500	8.045	9.36	—
$ 9.905–$ 9.905	45,712	9.905	8.53	16,842
$12.370–$20.000	933,913	13.189	8.90	261,824
	2,353,854	$ 6.931	8.03	1,049,567

Warrants

Preferred Stock Warrants

In connection with the capital lease agreement executed on October 13, 1995, the Company issued warrants which entitle the holder to purchase 165,000 shares of Series A Preferred with an exercise price of $1.00 per share. These warrants had an estimated fair value of $92 at the date of issuance which was deferred and is being amortized as an increase to interest expense over the term of the related lease agreement using the effective interest rate method. The warrants are exercisable prior to the fifth anniversary date of the Company's initial public offering.

In connection with an amendment on June 18, 1998 to increase the amount of equipment under the capital lease agreement executed on October 13, 1995, the Company issued warrants which entitle the holder to purchase 15,000 shares of Series B Preferred with an exercise price of $1.20 per share. These warrants had an estimated value of $7 at the date of issuance which was calculated using the Black-Scholes method in accordance with SFAS 123. This amount was deferred and is being amortized as an increase to interest expense over the term of the related lease agreement using the effective interest rate method. The warrants are exercisable prior to the fifth anniversary date of the Company's initial public offering.

In connection with additional amendments to increase the amount of equipment under the Company's capital lease agreement which were executed on February 8, 1999 and April 15, 1999, the Company issued warrants which entitle the holder to purchase 20,000 and 8,170 shares, respectively, of Series F Preferred stock ("Series F Preferred") with an exercise price of $2.40 per share. These warrants had an estimated fair value of $53 at their respective dates of issuance which was calculated using the Black-Scholes method in accordance with SFAS 123. These amounts were deferred and are being amortized as an increase to interest expense over the term of the related lease agreement using the effective interest rate method. The warrants are exercisable prior to the fifth anniversary date of the Company's initial public offering.

During 2001, 148,500 of the Series A Preferred stock warrants, 15,000 of the Series B Preferred stock warrants and 28,170 of the Series F Preferred stock warrants were exercised as 109,523 common stock shares based on the 1-for-1.75 IPO conversion ratio. During 2000, 16,500 of the Series A Preferred stock warrants were exercised and issued as 9,428 common stock shares based on the 1-for-1.75 IPO conversion ratio. At December 31, 2001, there were no outstanding preferred stock warrants.

Common Stock Warrants

In connection with a consulting agreement, the Company issued 11,428 warrants on January 15, 1999 to purchase shares of the Company's common stock with an exercise price of $4.20 per share. The warrants had an estimated value of $3.00 per share at the date of issuance as calculated using the Black-Scholes model in accordance with SFAS 123. The warrants shall be exercisable prior to the tenth anniversary of the grant date.

In connection with the sale of the Series G Preferred and the collaboration agreement entered into with Genentech on December 17, 1999, the Company issued warrants which entitle the holder to purchase 253,968 shares of common stock with an exercise price of $7.88 per share. The warrants had an estimated value of $1,782 at the date of issuance as determined using the Black-Scholes model which was deferred and recorded in other assets and was amortized to research and development expense over the period of the Company's research and development commitment. The warrants are exercisable prior to December 17, 2004.

In connection with the sale of stock to Genentech (see Note 10), the Company issued warrants on December 20, 2000 which entitle the holder to purchase 25,396 shares of common stock with an exercise price of $7.88 per share. The warrants had an estimated value of $577 at the date of issuance as determined using the Black-Scholes model, which was deferred and recorded as other assets and was amortized to research and development expense over the period of the Company's research and development commitment. The warrants are exercisable prior to December 17, 2004.

None of the common stock warrants have been exercised as of December 31, 2001 and 2000.

Outstanding warrants to purchase the Company's common stock at December 31, 2001 are as follows:

Number of Warrants	Exercise Price
11,428	$4.20
279,364	$7.88

10. Collaboration Agreements

On September 10, 1998, the Company entered into a Joint Development, License and Supply Agreement (the "Kissei Agreement") with Kissei related to the development of INS365 Respiratory for all therapeutic respiratory applications, excluding sinusitis and middle ear infection, in Japan. INS365 Respiratory for respiratory therapeutic uses is licensed by the Company from The University of North Carolina at Chapel Hill. Under the terms of the Kissei Agreement, Kissei will develop, commercialize, and market INS365 Respiratory in Japan. The Company maintains the right to manufacture and supply INS365 to Kissei. Kissei also has the first right to negotiate a license to particular $P2Y_2$ agonist that show utility as inhalation products for respiratory uses in Japan.

Upon the signing of the Kissei Agreement, Kissei purchased 375,000 shares of the Company's Series C Preferred for $900 or $2.40 per share. In addition, the Company received a non-refundable up-front license fee of $3,600 which was initially deferred and is being recognized as license revenue ratably over the period of the Company's ongoing research and development commitment. In addition, depending on whether all milestones are met, the Company could receive milestone payments of up to $13,000 over the term of the Kissei Agreement. The Company received reimbursement for liaison staff positions which totaled $250 in each of the years ended December 31, 2001 and 2000, respectively. In addition, the Company will receive royalties on net sales of INS365 Respiratory by Kissei. During 1999, the Company received a milestone payment under the Kissei Agreement of $600 based on achievement of technical milestones by Inspire. In January 2000, the Company received a milestone payment of $1,500 based on achievement of a technical milestone by Kissei in its development of INS365 Respiratory. No milestone payments were received under the Kissei Agreement during 2001.

The Company is obligated to supply Kissei with its requirements of INS365 Respiratory bulk drug substance reimbursed at cost. In addition, the Company is obligated to supply Kissei with its requirements of finished product contained in a vial or nebule and in a delivery system approved by the joint development committee for all clinical trials to be conducted by Kissei. Kissei will pay the Company an agreed-upon transfer price for all such supplies. Inspire has also agreed to negotiate a commercial supply arrangement with Kissei at the appropriate time to supply Kissei's requirements of finished product and the delivery system.

The agreement will terminate when all patents licensed under the agreement have expired. Either Kissei or the Company may terminate the agreement if the other materially breaches the agreement. In addition, Kissei has the right, by giving the Company three months prior notice, to terminate the agreement at any time if Kissei determines that continued development or marketing of the product is scientifically or economically infeasible. If Kissei breaches the agreement or terminates the agreement early other than for the Company's breach, Kissei's license will terminate. Kissei will provide Inspire all data and information relating to its products, and Kissei will assign or permit Inspire to cross-reference all regulatory filings and approvals.

(In thousands, except share and per share amounts)

On December 16, 1998, the Company entered into a Development, License and Supply Agreement (the "Santen Agreement") with Santen Pharmaceutical Company, Ltd. ("Santen") to complete the development of INS365 Ophthalmic for the therapeutic treatment of ocular surface diseases. Santen received an exclusive license to INS365 Ophthalmic in Japan, China, South Korea, the Philippines, Thailand, Vietnam, Taiwan, Singapore, Malaysia and Indonesia in the field. Under the terms of the Santen Agreement, Santen will develop, commercialize, and market INS365 Ophthalmic in the geographical areas mentioned above. The Company retains the right to manufacture and supply INS365 Ophthalmic in bulk drug substance to Santen.

Upon the signing of the Santen Agreement, Santen purchased 416,667 shares of the Company's Series D Preferred for $1,500 or $3.60 per share. In addition, depending on whether all milestones under the Santen Agreement are met, the Company could receive milestone payments of up to $4,750. In addition, the Company will receive royalties on net sales on INS365 Ophthalmic by Santen.

No milestone payments were received under the Santen Agreement during 2001 or 1999. During 2000, the Company received a milestone payment under the Santen Agreement of $500 based on achievement of a regulatory milestone by Santen.

The agreement will terminate when all patents licensed under the agreement have expired. Either Santen or the Company may terminate the agreement if the other materially breaches the agreement. In addition, the Company has the right to terminate the agreement at any time if we determine, subject to the coordinating committee's review and arbitration, that Santen has not made reasonably sufficient progress in the development or commercialization of products. If Santen breaches the agreement, or if the Company terminates the agreement because Santen has not made sufficient progress, Santen's license will terminate. Santen will provide Inspire all data and information relating to our products, and will assign or permit Inspire to cross-reference all regulatory filings and approvals.

On December 17, 1999, the Company entered into a Development, License and Supply Agreement (the "Genentech Agreement") with Genentech to jointly develop INS365 Respiratory and other related $P2Y_2$ agonists existing on the date of the Genentech Agreement for all human therapeutic uses for (a) the treatment of respiratory tract disorders, including chronic bronchitis and cystic fibrosis, throughout the world, excluding Japan and (b) the treatment of sinusitis and middle ear infection worldwide.

The Genentech Agreement provided that Genentech would pay the Company a non-refundable, non-creditable up-front payment of $5,000 upon execution of the Genentech Agreement, which the Company recorded as license revenue over the term of its research and development commitment, which ended in November 2001 as a result of the termination of the agreement.

Upon the signing of the agreement, Genentech purchased 833,333 shares of Series G Preferred for $12.00 per share or an aggregate purchase price of $10,000 and Genentech was issued 253,968 warrants to purchase shares of the Company's common stock with an exercise price of $7.88 per share. In addition, upon the occurrence of certain milestone events, the Company was obligated to sell, and Genentech was obligated to purchase: (i) up to $2,000 of the Company's common stock, at a per share price determined, using the 20-day trailing average close price of the Company's common stock as quoted on an established stock exchange, and (ii) Genentech would have been issued warrants for up to 50,793 shares of the Company's common stock at an exercise price of $7.88 per share.

On December 20, 2000, upon achievement of a technical milestone the Company sold 64,806 shares of common stock to Genentech at $15.40 per share and issued warrants which entitle the holder to purchase 25,396 shares of common stock with an exercise price of $7.88 (see Note 9).

On June 20, 2001, Genentech notified the Company that they were terminating the agreement and returned all rights for use of INS365 Respiratory and our other related $P2Y_2$ agonists at no charge. The decision to return the product rights was based on a strategic review by Genentech of its overall development portfolio. The Company received in excess of $16 million in equity and cash payments during the collaboration.

On September 12, 2000, the Company entered into a License Agreement (the "Kirin Agreement") with Kirin Brewery Company, Ltd., Pharmaceutical Division ("Kirin") to complete the development and commercialization of INS316 Diagnostic to aid in the diagnosis of lung cancer. Kirin received an exclusive license to INS316 Diagnostic in twenty-one Asian countries and regions ("the Territory") in the field. Under the terms of the Kirin Agreement, Kirin will develop, manufacture, commercialize, and market INS316 Diagnostic in the Territory.

Upon the signing of the Kirin Agreement, the Company received a non-refundable up-front license fee which was initially deferred and is being recognized as license revenue ratably over the period of the Company's ongoing research and development commitment. In addition, depending on whether all milestones under the Kirin Agreement are met, the Company could receive milestone payments based on clinical success. Upon commercialization, the Company will receive royalties on net sales of INS316 Diagnostic by Kirin within the Territory.

The agreement will terminate as to a product on the later of the 10th anniversary of the first commercial sale of the product or the date on which the sale of the product ceases to be covered by a licensed clause under the agreement. Either Kirin or the Company may terminate the agreement if the other materially breaches the agreement. In addition, Kirin has the right, by giving Inspire 180 days prior notice, to terminate the agreement at any time.

In June 2001, the Company entered into a License, Development and Marketing Agreement with Allergan to develop and commercialize two novel therapeutic treatments for dry eye. Under the terms of the agreement, Allergan obtained an exclusive license to develop and commercialize INS365 Ophthalmic worldwide, with the exception of Japan and nine other Asian Countries covered by Inspire's agreement with Santen. In return, Inspire will receive up to $39 million in up-front and milestone payments, a co-promotion option for INS365 Ophthalmic in the United States and royalty payments based on net sales. In addition, Inspire will receive royalties on global net sales of Allergan's Restasis® excluding sales in Japan, Taiwan, Korea, Hong Kong and the Peoples Republic of China. The agreement also provides for potential co-promotion by Inspire of INS365 Ophthalmic and Restasis® and one or more of Allergan's other marketed products in the United States.

Inspire and Allergan have established a joint development committee to oversee the joint development program and a joint commercial committee to establish the brand strategies and manage the relationship. Under the terms of the agreement, Inspire will provide bulk active drug substance through the end of Phase III clinical trial for INS365 Ophthalmic. After Phase III, Allergan is responsible for obtaining or manufacturing all of its bulk active drug substance requirements and for all commercial supply of product.

Inspire is responsible for conducting, in collaboration with Allergan, the Phase III clinical trials for INS365 Ophthalmic for dry eye and for U.S. NDA filing and approval. Allergan is responsible for all other development activities under the agreement, including all development outside the United States and in their territories, and for regulatory submissions, filings and approvals relating to products outside the United States. Allergan is required to use commercially reasonable efforts to conduct development, seek regulatory approvals and market and sell the products.

The agreement will be in effect until all patents licensed under the agreement have expired, unless earlier terminated. Either Allergan or Inspire may terminate the agreement if the other materially breaches the agreement. In addition, Allergan has the right, by giving the Company 180 days prior notice, to terminate the agreement at any time. If Allergan breaches the agreement or terminates the agreement early, other than for Inspire's breach, Allergan's license will terminate. Allergan must provide Inspire all data and information relating to the Company's products, and Allergan must assign or permit Inspire to cross-reference all regulatory filings and approvals.

11. License Agreement

On March 10, 1995, the Company licensed the rights to the patent for a Method of Treating Lung Disease with Uridine Triphosphates which covers INS316 Diagnostic from The University of North Carolina at Chapel Hill. In connection with this license agreement, the Company paid $65 in license initiation fees and issued 297,714 shares of common stock with an estimated value at the date of issuance of $36 or $0.12 per share and has agreed to make milestone payments totaling up to $1,000. The Company reached one such milestone in 1997 and made the milestone payment of $500 in the same year. A $10 milestone payment was made during each of 2001 and 2000.

On September 1, 1998, the Company licensed the rights to the patents for a Method of Treating Cystic Fibrosis with Dinucleotides, a Method of Treating Bronchitis with Uridine Triphosphates and related compounds, and a Method of Treating Ciliary Dyskinesia with Uridine Triphosphates and related compounds, which cover INS365 Respiratory, from The University of North Carolina at Chapel Hill. In connection with this license agreement, the Company paid $15 in license initiation fees and issued 28,572 shares of common stock with an estimated value at the date of issuance of $90 or $3.15 per share and has agreed to pay milestone payments totaling $160. The Company made milestone payments of $5 each during 2001 and 2000.

In connection with the license agreements with The University of North Carolina at Chapel Hill, the Company has agreed to pay royalties based on net sales of certain Licensed Products (as defined in the license agreements).

The Company enters into sponsored research and development and clinical trial agreements with The University of North Carolina at Chapel Hill on an annual basis whereby direct and indirect costs, as defined, are reimbursed by the Company.

(In thousands, except share and per share amounts)

12. Commitments

The Company is obligated under a master capital lease for furniture, equipment, and computers. Each lease term under the master lease agreement expires between 30 to 48 months from the date of inception.

The Company also has several non-cancelable operating leases, primarily for office space and office equipment, that extend through May 2004 and are subject to certain voluntary renewal options. Rental expense for operating leases during 2001, 2000 and 1999 for the cumulative period from inception (October 28, 1993) to December 31, 2001 was $319, $186 (net of sublease rentals $11), $164 (net of sublease rentals $25), and $1,115 (net of sublease rentals of $108), respectively.

Future minimum lease payments under capital and non-cancelable operating leases with remaining lease payments as of December 31, 2001 are as follows:

Year Ending December 31,	Capital Leases	Operating Leases
2002	$ 468	$326
2003	338	163
2004	215	10
Total minimum lease payments	1,021	$499
Less amount representing interest	120	
Present value of net minimum capital lease payments	901	
Less current portion of capital lease obligations	376	
Capital lease obligations, excluding current portion	$ 525	

The Company has contractual commitments or purchase arrangements with various clinical research organizations, manufacturers of drug product and others. Most of these arrangements are for a period of less than 12 months. The amount of the Company's financial commitments under these arrangements totals approximately $7,744 at December 31, 2001.

During 2001, the Company signed a letter of intent to enter into an equipment financing agreement under which the Company can borrow up to $1.5 million to finance the purchase of scientific and other equipment. At December 31, 2001, $0 was outstanding under this agreement.

13. Employee Benefit Plan

The Company has adopted a 401(k) Profit Sharing Plan ("the 401(k) Plan") covering all qualified employees. The effective date of the 401(k) Plan is August 1, 1995. Participants may elect a salary reduction of 1% to 15% as a contribution to the 401(k) Plan. Modifications of salary reductions can be made quarterly.

The 401(k) Plan permits employer matching of up to 8% of a participant's salary. If employer matching is implemented, participants will begin vesting 100% immediately in employer contributions.

In 2001, the Company elected a safe harbor contribution at 3.0% of annual compensation. All Company safe harbor contributions vest 100% immediately.

14. Quarterly Financial Data (unaudited)

2001	First	Second	Third	Fourth	Total
Revenue:					
Collaborative research agreements	**$ 1,405**	**$ 1,404**	**$ 2,238**	**$ 2,238**	**$ 7,285**
Net loss available to common stockholders	**(5,238)**	**(5,908)**	**(4,916)**	**(7,073)**	**(23,135)**
Net loss per common share—basic and diluted	**$ (0.20)**	**$ (0.23)**	**$ (0.19)**	**$ (0.28)**	**$ (.90)**

2000	First	Second	Third	Fourth	Total
Revenue:					
Collaborative research agreements	$ 1,154	$ 1,154	$ 1,155	$ 1,905	$ 5,368
Net loss available of common stockholders	(2,512)	(3,000)	(4,237)	(4,835)	(14,584)
Net loss per common share—basic and diluted	$ (1.01)	$ (1.15)	$ (0.25)	$ (0.19)	$ (1.23)

Earnings per common share are computed independently for each of the quarters presented and therefore may not sum to the total for the year.

Report of Independent Accountants

To the Board of Directors and Stockholders
Inspire Pharmaceuticals, Inc.

In our opinion, the accompanying balance sheets and the related statements of operations, of stockholders' equity (deficit) and of cash flows present fairly, in all material respects, the financial position of Inspire Pharmaceuticals, Inc. (a development stage company) at December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 and the period from inception (October 28, 1993) to December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

/s/ PricewaterhouseCoopers LLP

Raleigh, North Carolina
February 8, 2002

Common Stock Information

The Company's Common Stock has been traded on the Nasdaq National Market® under the symbol "ISPH" since August 3, 2000. The following table sets forth, for the calendar periods indicated, the range of high and low sale prices for the Common Stock of the Company on the Nasdaq National Market:

2000

Quarter	High	Low
3rd	30.63	13.50
4th	31.75	18.00

2001

Quarter	High	Low
1st	**24.31**	**6.00**
2nd	**15.22**	**6.63**
3rd	**13.72**	**6.99**
4th	**15.17**	**8.00**

As of March 1, 2002, there were 123 record holders of the Common Stock, with beneficial stockholders in excess of 400. On March 1, 2002, the last sale price reported on the Nasdaq National Market for the Common Stock was $2.27 per share.

The Company has neither paid nor declared dividends on its Common Stock since its inception and does not plan to pay dividends in the foreseeable future. Any earnings that the Company may realize will be retained to finance the growth of the Company.

Awards:

Christy L. Shaffer was the recipient of the Center for Entrepreneurial Development Entrepreneurial Excellence Award and was a 2001 Carolinas Finalist for the Ernst & Young Entrepreneur of the Year Award.

Board of Directors:
Standing: H. Jeff Leighton, Ph.D., Richard C. Boucher, M.D., Jesse I. Treu, Ph.D., W. Leigh Thompson, M.D., Ph.D.,
Seated: Christy L. Shaffer, Ph.D., Terrance G. McGuire, Gregory J. Mossinghoff





Management Team:
Standing: Donald Kellerman, Pharm.D., Joseph K. Schachle
Seated: Richard Evans, Ph.D., Benjamin R. Yerxa, Ph.D., Mary B. Bennett, Christy L. Shaffer, Ph.D., Gregory J. Mossinghoff

Corporate Information

Board of Directors

Terrance G. McGuire
Chairman
Founding Managing Partner of Polaris Venture Partners, and a General Partner of Burr, Egan, Deleage & Co. and Beta Partners

Richard C. Boucher, M.D.
William R. Kenan Professor of Medicine, and Director of the Cystic Fibrosis/ Pulmonary Research and Treatment Center at The University of North Carolina at Chapel Hill School of Medicine

H. Jeff Leighton, Ph.D.
President and Chief Executive Officer
BioDesign

Christy L. Shaffer, Ph.D.
President and Chief Executive Officer
Inspire Pharmaceuticals, Inc.

W. Leigh Thompson, M.D., Ph.D.
Chief Executive Officer
Profound Quality Resources, Ltd.

Jesse I. Treu, Ph.D.
Managing Member of
Domain Associates, L.L.C.

Gregory J. Mossinghoff
Senior Vice President and Chief Business Officer, Secretary and Treasurer
Inspire Pharmaceuticals, Inc.

Corporate Officers

Christy L. Shaffer, Ph.D.
President and Chief Executive Officer

Gregory J. Mossinghoff
Senior Vice President,
Chief Business Officer,
Secretary and Treasurer

Donald Kellerman, Pharm.D.
Senior Vice President, Development

Benjamin R. Yerxa, Ph.D.
Vice President, Discovery

Richard Evans, Ph.D.
Vice President,
Pharmaceutical Development

Mary B. Bennett
Vice President,
Operations and Communications

Joseph K. Schachle
Vice President,
Marketing and Sales

Corporate Information

Inspire Pharmaceuticals, Inc.
4222 Emperor Boulevard
Suite 470
Durham, NC 27703
www.inspirepharm.com
Ph 919 941 9777
Fax 919 941 9797

Securities Information:
Exchange: Nasdaq National Market®
Symbol: ISPH

Transfer Agent:
Computershare Trust Company
12039 West Alameda Parkway
Suite Z-2
Lakewood, CO 80228
Ph 303 986 5400

Shareholder Information:
Contact Inspire at 919 941 9777 to obtain shareholder information and a copy of the Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, free of charge.

Annual Meeting:
The Annual Meeting of Shareholders will be held on Tuesday, June 4, 2002 at 9:00 am local time at the North Carolina Biotechnology Center, Research Triangle Park, NC. Shareholders are cordially invited to attend.

Independent Accountants:
PricewaterhouseCoopers LLP
150 Fayetteville Street Mall
Suite 2300
Raleigh, NC 27601
Ph 919 755 3000

Corporate Counsel:
Reed Smith LLP
136 Main Street
Princeton, NJ 08543
Ph 609 987 0050

INSPIRE
PHARMACEUTICALS, INC.
4222 Emperor Boulevard, Suite 470
Durham, North Carolina 27703
919 941 9777
www.inspirepharm.com